MERGER BETWEEN UBS AG AND CREDIT SUISSE AG
On December 7, 2023, UBS AG (“UBS Parent Bank”) and Credit Suisse AG (“Credit Suisse

Parent Bank”) entered into a merger
agreement that provides for the merger of Credit Suisse Parent Bank into UBS Parent Bank. On the terms and subject to the
conditions set forth in the merger agreement and in accordance with applicable provisions of the Swiss law,

Credit Suisse Parent
Bank will merge with and into UBS Parent Bank. UBS Parent Bank being the absorbing company will continue to operate and
Credit Suisse Parent Bank being the absorbed company will cease to exist (the “Transaction”).

Under the terms of the merger
agreement, at the effective time of the Transaction

all of the outstanding ordinary shares of Credit Suisse Parent Bank will be cancelled; no consideration will be paid as all of the outstanding shares of each of UBS Parent Bank and Credit Suisse Parent
Bank are owned by UBS Group AG. Completion of the Transaction is subject to certain conditions, including obtaining of all regulatory approvals and licenses or other regulatory action required for the completion of the Transaction or the subsequent
continuation of the business by UBS Parent Bank.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL

INFORMATION
All amounts in this section are in US dollars (USD) unless otherwise specified.

The abbreviation “bn” is used to represent
“billion”. The abbreviation “CHF” is used to represent “Swiss francs”. Numbers presented throughout this section may not add up
precisely to the totals provided in the tables and text due to rounding.

The following unaudited pro forma condensed combined financial information is intended to illustrate the effect of the transaction
(as previously defined) and comprises the following:
•
the unaudited pro forma condensed combined income statement of

UBS AG for the year ended 31 December 2023,
prepared as if the Transaction occurred on 1 January

2023 (and the merger between UBS Group AG and Credit
Suisse Group AG (“Group merger”) occurred just before the transaction)

;

and
•
the unaudited pro forma condensed combined balance sheet as of 31 December

2023 for UBS AG, prepared as if the
Transaction had occurred at that date (and

the Group merger occurred as of 12 June 2023).

The Transaction is a business combination of

entities under common control (a “common control transaction”) as defined under
IFRS 3 Business Combinations

since UBS Group AG is the common 100% shareholder of the two entities as of 12 June 2023
when the Group merger occurred, and it controls

the two businesses merged before and after the Transaction.

IFRS 3
Business
Combinations

specifically scopes out such transactions;

therefore, the application of the acquisition method is not required.
Instead, in the absence of a specific IFRS Accounting Standards requirement,

UBS Parent Bank applied the
carry over basis

(also
referred to as the predecessor accounting method) consistent with previous

UBS group-internal legal entity transactions and as
commonly applied under Swiss regulations.
Under the carry over basis, the estimated IFRS Accounting Standards

-equivalent balance sheet amounts of Credit Suisse Parent
Bank are added across each line item with the UBS Parent Bank balance sheet amounts, as at the transaction date. No adjustments
have been made to reflect, for example, the fair value of amortized cost assets and the fair value of non-financial assets and
liabilities that were recorded in the UBS Group AG consolidated financial statements as a result of applying the acquisition
method as required under IFRS 3 Business Combinations

on 31 May 2023 for the acquisition of Credit Suisse Group AG (note that with the acquisition date of 12 June 2023, for convenience the Credit Suisse Group was consolidated with effect from 31 May
2023, as the effect of transactions and activities in the period from

31 May 2023 to 12 June 2023 on the consolidated financial
statements was not material).

The unaudited pro forma condensed combined financial information is presented for illustrative purposes only and reflects
estimates and assumptions made by UBS Parent Bank’s

management that it considers reasonable. Such estimates and assumptions are subject to change as additional analyses are completed in advance of the Transaction. The unaudited pro forma

condensed
combined financial information does not purport to represent what

UBS Parent Bank’s actual results of operations

or financial
condition would have been had the Transaction

occurred on the dates indicated, nor is it necessarily indicative of future results of operations or financial condition. Adjustments enumerated in this document are pro forma in nature and are relevant for the
combination of the UBS Parent Bank and Credit Suisse Parent Bank only.

Such adjustments are not relevant for UBS Group
consolidated reporting, unless otherwise disclosed in the audited consolidated financial statements of UBS Group AG as of and
for the year ended 31 December 2023, included in the UBS Group AG

Annual Report.
In the context of the Group merger,

at the UBS Group AG level, IFRS 3
Business Combinations

permits certain adjustments to be
made to the amounts forming part of the business combination accounting within a twelve-month measurement period from the
date of the Credit Suisse acquisition (12 June 2023), if new information about the facts and circumstances existing on the date of
the acquisition becomes available to management. The finalization of the respective valuations may result in further knock-on
impacts

for the accompanying unaudited pro forma condensed combined financial information (and the future combined results of
operations or combined financial condition of the merged

entity) and such impacts could be material.

Other than those disclosed in
the notes, the unaudited pro forma condensed combined financial information does not reflect expense efficiencies, asset
dispositions or business reorganizations that are or may be

contemplated, or any cost or revenue synergies, including any potential restructuring actions.
The unaudited pro forma condensed combined financial information should be read in conjunction with the consolidated financial statements of UBS Parent Bank and Credit Suisse Parent Bank and the accompanying notes included in UBS Parent Bank’s

and
Credit Suisse Parent Bank’s Annual

Reports on Form 20-F and interim financial reports on Form 6-K, as well as the additional
disclosures contained therein. These documents are available on

UBS’s website at www.ubs.com/investors

and at the SEC’s
website at www.sec.gov.

Unaudited Pro Forma Condensed Combined Balance Sheet
as of 31 December 2023

Unaudited Pro Forma Condensed Combined Balance Sheet
as of 31 December 2023

1
Reflects the U.S. GAAP balance sheet for Credit Suisse Parent Bank as of

31 December 2023, translated to US dollars using
a spot rate of 1.19 (CHF/USD) and reflecting asset and liability presentation reclassification adjustments applied to conform
with UBS Parent Bank’s consolidated

financial statement presentation. Refer to Note 2 in the explanatory notes for further information.

2
Refer to Note 3 in the explanatory notes for further information.

See accompanying notes.

USD millions	Historical	Pro Forma			
	UBS AG (IFRS Accounting Standards)	Historical adjusted Credit Suisse AG (U.S. GAAP reclassified and translated to USD)[1]	Transaction accounting adjustments[2]	Reference to explanatory notes	Condensed Combined Income Statement (IFRS Accounting Standards)
Net interest income	4,566	1,387	579	3v)	6,531
Other net income from financial instruments measured at fair value through profit or loss	9,934	(2,567)	(65)	3o)	7,179
			(123)	3r)	
Net fee and commission income	18,610	5,163	-		23,773
Other income	566	17,136 [3]	(173)	3x)	17,529
Total revenues	**33,675**	**21,119**	**218**		**55,013**
Credit loss expense / (release)	**143**	**833**	**(86)**	3p)	**890**
Personnel expenses	15,655	8,177	(33)	3m)	23,993
			194	3n)	
General and administrative expenses	11,118	9,595	48	3q)	21,585
			697	3s)	
			200	3u)	
			100	3t)	
			(173)	3x)	
Depreciation, amortization and impairment of non-financial assets	2,238	6,155	-		8,393
Operating expenses	**29,011**	**23,926**	**1,033**		**53,970**
Operating profit / (loss) before tax	**4,521**	**(3,641)**	**(729)**		**151**
Tax expense / (benefit)	1,206	954	(275)	3w)	1,885
Net profit / (loss)	**3,315**	**(4,595)**	**(454)**		**(1,734)**
Net profit / (loss) attributable to non-controlling interests	25	(81)	-		(56)
Net profit / (loss) attributable to shareholders	**3,290**	**(4,513)**	**(454)**		**(1,677)**

Unaudited Pro Forma Condensed Combined Income Statement

for the year ended 31 December 2023

1
Reflects the U.S. GAAP income statement of Credit Suisse Parent Bank for the year ended 31 December 2023, translated to
US dollars using an average rate of 1.12 (CHF/USD) and reflecting presentation reclassification adjustments applied to
conform with UBS Parent Bank’s consolidated

financial statement presentation. Refer to Note 2 in the explanatory notes for further information.

2
Refer to Note 3 in the explanatory notes for further information.

3
Includes 15,483m relating to the cancellation of additional tier 1 capital obligations of Credit Suisse Parent Bank to Credit
Suisse Group AG that were written down concurrently with the FINMA ordered write-down of the additional tier 1 capital
instruments of Credit Suisse Group AG.
See accompanying notes.

Explanatory notes to unaudited pro forma condensed combined

financial information
(in USDbn except where otherwise indicated)

Note 1: Basis of preparation

The unaudited pro forma condensed combined financial information gives effect to the merger of Credit Suisse Parent Bank

into
UBS Parent Bank (the “Transaction”).

The unaudited pro forma condensed combined balance sheet gives effect to the Transaction as if it had closed on 31 December
2023.

The unaudited pro forma condensed combined income statement for the year ended 31 December 2023 gives

effect to the
Transaction as if it had closed on 1 January 2023.

The unaudited pro forma condensed combined income statement for the year ended 31 December 2023 does not include certain transaction accounting adjustments associated with the Group merger,

as they
are already reflected in the historical income statement of the Credit Suisse Parent Bank for the year ended 31 December 2023.
The acquisition of Credit Suisse Group AG by UBS Group AG (“Group

merger”) is also assumed to have occurred as of 1
January 2023 for the purpose of the pro forma income statement.
No adjustments have been reflected in the unaudited pro forma condensed combined financial information for the effects of items
that have been considered to be immaterial.
The unaudited pro forma condensed combined financial information was prepared based on the audited consolidated financial
statements of UBS Parent Bank and Credit Suisse Parent Bank respectively as of and for the year ended 31 December 2023, as
well as other relevant information. The unaudited pro forma condensed combined financial information should therefore be read
in conjunction with the following consolidated financial statements, including the notes thereto:

•
the audited consolidated financial statements of UBS AG as of and for the year ended

31 December 2023, which have
been prepared in accordance with IFRS Accounting Standards and are included in the UBS AG Annual Report;

and
•
the audited consolidated financial statements of Credit Suisse AG as of and for the year ended 31 December 2023,
which have been prepared in accordance with U.S. GAAP and are included in the Credit Suisse AG Annual Report.
The Credit Suisse Parent Bank historical consolidated financial statements were prepared in accordance with U.S. GAAP and
presented in Swiss francs (CHF). For purposes of the unaudited pro forma condensed combined financial information, those
financial statements have been adjusted to conform to the recognition, measurement and presentation requirements of IFRS
Accounting Standards and presented in US dollars (USD), which is the presentation currency of UBS Parent Bank. Balance sheet
information available for Credit Suisse Parent Bank in CHF has been translated to USD using a spot rate of 1.19 (CHF/USD) as of
31 December 2023. Income statement information available for

Credit Suisse Parent Bank in CHF has been translated to USD
using an average rate of 1.12 (CHF/USD) for the year ended 31 December 2023.
Note 2: Presentation reclassification adjustments

Presentation reclassification adjustments have been applied to Credit Suisse Parent

Bank’s balance sheet

and income statement
information in order to conform with UBS Parent Bank’s

consolidated financial statement presentation.

The tables below show the reclassification of historical Credit Suisse Parent Bank

U.S. GAAP consolidated assets and liabilities
as of 31 December 2023 and income statement lines for the year ended

31 December 2023 from the Credit Suisse Parent Bank
presentation (horizontal captions and amounts) to the respective UBS Parent Bank asset and liability and income statement
structure (U.S. GAAP reclassified) (vertical captions and amounts).

The Credit Suisse Parent Bank financial statement amounts
are presented in USD and have been translated from CHF as indicated in

Note 1 above.

Credit Suisse AG consolidated balance sheet as of 31

December 2023

(USD millions)	Credit Suisse AG Historical Consolidated Balance Sheet (U.S. GAAP and translated to USD)									
	Due to banks	Customer deposits	Cent. bank funds purch., sec's sold under repurch. agreements and sec's lending trans.	Obligation to return securities received as collateral, at fair value	Trading liabilities, at fair value	Short-term borrowings	Long-term debt	Brokerage payables	Other liabilities	Historical adjusted Credit Suisse AG (U.S. GAAP reclassified and translated to USD)
Amounts due to banks	8,259					51,011	9,902	247	210	**69,630**
Payables from securities financing transactions measured at amortized cost			711			813	6,800		171	**8,495**
Cash collateral payables on derivative instruments								489	804	**1,293**
Customer deposits		240,265				7	736	127	85	**241,220**
Funding from UBS Group AG measured at amortized cost							40,757			**40,757**
Debt issued measured at amortized cost		1,244					54,624			**55,868**
Other financial liabilities measured at amortized cost							1,705	248	7,325	**9,278**
Total financial liabilities measured at amortized cost	**8,259**	**241,509**	**711**	**-**	**-**	**51,831**	**114,524**	**1,111**	**8,595**	**426,540**
Financial liabilities at fair value held for trading					3,224					**3,224**
Derivative financial instruments					6,864				1,614	**8,478**
Brokerage payables designated at fair value								248	-	**248**
Debt issued designated at fair value						4,766	34,063			**38,829**
Other financial liabilities designated at fair value		179	424	2,640	4	-	4,063	-	613	**7,921**
Total financial liabilities measured at fair value through profit or loss	**-**	**179**	**424**	**2,640**	**10,091**	**4,766**	**38,126**	**248**	**2,227**	**58,700**
Provisions									2,485	**2,485**
Other non-financial liabilities					402				4,202	**4,604**
Total liabilities	**8,259**	**241,688**	**1,134**	**2,640**	**10,493**	**56,597**	**152,650**	**1,359**	**17,509**	**492,329**

Credit Suisse AG consolidated balance sheet as of 31

December 2023

Credit Suisse AG Historical Consolidated Income Statement (U.S. GAAP and translated to USD)

(USD millions)	Net interest income	Commissions and fees	Trading revenues	Other revenues	Provision for credit losses	Compensation and benefits	General and administrative expenses	Commission expenses	Goodwill impairment	Restructuring expenses	Income tax expense	Loss attributable to non-controlling interests	**Historical adjusted Credit Suisse AG (U.S. GAAP reclassified and translated to USD)**
Net interest income	3,344		(1,957)										**1,387**
Other net income from financial instruments measured at fair value through profit or loss	465	43	(405)	(2,354)	(315)								**(2,567)**
Net fee and commission income		5,937						(774)					**5,163**
Other income				17,136									**17,136**
Total revenues	**3,809**	**5,980**	**(2,362)**	**14,782**	**(315)**	**-**	**-**	**(774)**	**-**	**-**	**-**	**-**	**21,119**
Credit loss expense / (release)	**-**	**-**	**-**	**-**	**833**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**833**
Personnel expenses						7,911	69			196			**8,177**
General and administrative expenses						889	8,462			243			**9,595**
Depreciation, amortization and impairment of non-financial assets							3,536		2,619				**6,155**
Operating expenses	**-**	**-**	**-**	**-**	**-**	**8,800**	**12,068**	**-**	**2,619**	**439**	**-**	**-**	**23,926**
Operating profit / (loss) before tax	**3,809**	**5,980**	**(2,362)**	**14,782**	**(1,148)**	**(8,800)**	**(12,068)**	**(774)**	**(2,619)**	**(439)**	**-**	**-**	**(3,641)**
Tax expense / (benefit)											954		**954**
Net profit / (loss)	**3,809**	**5,980**	**(2,362)**	**14,782**	**(1,148)**	**(8,800)**	**(12,068)**	**(774)**	**(2,619)**	**(439)**	**(954)**	**-**	**(4,595)**
Net profit / (loss) attributable to non-controlling interests												(81)	**(81)**
Net profit / (loss) attributable to shareholders	**3,809**	**5,980**	**(2,362)**	**14,782**	**(1,148)**	**(8,800)**	**(12,068)**	**(774)**	**(2,619)**	**(439)**	**(954)**	**81**	**(4,513)**

Credit Suisse AG consolidated income statement for

the year ended 31 December 2023

Note 3: Transaction

accounting adjustments
Transaction accounting adjustments include

certain pro forma preliminary adjustments to conform Credit Suisse Parent

Bank’s
balance sheet and income statement to UBS Parent Bank’s

IFRS accounting policies and certain combination adjustments.
All pro forma adjustments have been considered on a pre-

and post-tax basis. UBS Parent Bank’s internal

tax assessment
concluded that there are estimated tax impacts

arising from the pre-tax adjustments set out in this section. Refer to Notes 3i) and
3w) for further detail. This assessment included

certain assumptions and represents UBS Parent Bank’s

best estimate as to the
likely tax impacts. The assessment could change as further information becomes available,

including how the entities and
businesses in each location will be reorganized, receipt of revised profit forecasts for those entities, and discussions with the
relevant tax authorities.

The following notes reference the unaudited pro forma condensed combined financial information as of and for the year ended 31
December 2023.
Balance sheet

a)
Reflects an adjustment to derecognize certain positions that were recognized under U.S. GAAP.

Under U.S. GAAP,
lenders of securities are required to gross up their balance sheet if they receive securities as collateral (recognizing a
respective asset and liability for the securities received and the obligation to redeliver). These transactions are not
reflected in the balance sheet under IFRS Accounting Standards.

Securities received as collateral and the associated
obligation to return securities received as collateral of 2.6bn recognized by Credit Suisse Parent Bank under U.S.
GAAP have been derecognized under IFRS Accounting Standards

.
b)
Reflects an adjustment to reverse certain netting impacts allowable under U.S.

GAAP but not under IFRS Accounting
Standards.

Under U.S. GAAP,

derivative financial instruments may be presented on a net basis where an enforceable
master netting agreement is in place. Offsetting rules under IFRS Accounting

Standards are more restrictive,
requiring, in addition to having an enforceable right to offset upon the counterparty’s default, the right

to offset if the
reporting entity itself defaults and the right and intent to offset in the normal course of business.
UBS Parent Bank has reviewed Credit Suisse Parent Bank’s

offsetting under U.S. GAAP and the estimated impact of
this accounting difference as of 31 December 2023 results in an increase in Credit Suisse Parent Bank’s

total assets
and liabilities by approximately 55.0bn. The table below summarizes the impact of this adjustment on the relevant
balance sheet line items.

c)
An adjustment has been reflected to include an accrual for estimated costs to effect the merger of 48m, based on the
estimate of costs to be incurred up to closing of the Transaction for both UBS Parent Bank and Credit Suisse Parent
Bank, consisting primarily of external legal, accounting and consulting fees. An increase to liabilities of 48m for
estimated costs for Credit Suisse Parent Bank and UBS Parent Bank is reflected in the unaudited pro forma condensed
combined balance sheet line under “Other non-financial liabilities”. Refer to

Note 3q) for the associated impact on the
pro forma condensed combined income statement for the year ended 31

December 2023.

d)
Reflects an adjustment to recognize an estimated 697m provision for onerous contracts, reflecting UBS management
decisions for a service arrangement that were taken in connection with the Group merger.

Under U.S. GAAP,

onerous
contract provisions cannot be recognized while the respective contract is still in use; under IFRS Accounting
Standards,

such provisions are recognized on the basis of a management decision to reduce usage at a future date. An
associated income statement charge to “General and

administrative expenses” has been reflected in the pro forma condensed combined income statement presented (for the year ended

31 December 2023). Refer to Note 3s) for the
associated impact on the pro forma condensed combined income statement for the year ended 31 December 2023.
e)
As mentioned in Note 3m)ii., share based payments under which Credit

Suisse Parent Bank delivers

shares of its
parent are considered to be cash settled under IFRS Accounting Standards

,

as opposed to equity settled under U.S.
GAAP,

requiring the following pro forma balance sheet adjustments:
i.
recognition of a liability of 218m within “Other non-financial liabilities” with a corresponding debit to
“Retained earnings”

in equity; and
ii.
reversal of the life-to-date share-based obligation of 989m recorded as “Share premium” in equity with a
corresponding credit to “Retained earnings”.

f)
Credit Suisse AG applies defined contribution accounting for the

Credit Suisse Swiss Pension plan under U.S. GAAP,
whereas under IFRS Accounting Standards defined benefit accounting is applied. A net Swiss pension asset of 77m
has been recognized in “Other non-financial assets” as of 31 December 2023 under

IFRS Accounting Standards for
prepaid contributions.

g)
For the purpose of the unaudited condensed combined pro forma information,

an additional expense of 100m has been
reflected in the pro forma income statement for the year ended 31 December

2023 and a provision of 100m has been
recognized in the pro forma balance sheet as of 31 December 2023 for real estate onerous contract provisions in
connection with decisions to vacate certain premises post the Group merger

.

Under U.S. GAAP,

onerous contract
provisions cannot be recognized while the respective contract is still in use; under

IFRS Accounting Standards, such
provisions are recognized on the basis of a management decision to reduce usage. Refer to Note 3t) for the associated
impact on the pro forma condensed combined income statement for the year ended 31 December 2023.
h)
As mentioned in Note 3p), Credit Suisse Parent Bank’s

U.S. GAAP expected credit loss allowances and provisions on
non-impaired exposures were higher than those under IFRS Accounting

Standards as of 31 December 2023.
Therefore, a pro forma adjustment has been made to increase the carrying amount of “Loans and advances to
customers”

by 68m, due to the lower expected credit loss allowance recorded against it under IFRS

Accounting
Standards,

and to decrease “Provisions” by 18m, to reflect the lower expected credit loss provision on off-balance
sheet commitments and guarantees under IFRS Accounting Standards

.
i)
The current and deferred tax balance sheet positions of the individual entities contained in the Credit Suisse Parent
Bank consolidation perimeter have been analyzed in light of the pre-tax adjustments made in the unaudited condensed
combined pro forma balance sheet. A pro forma adjustment has been made to increase “Deferred tax assets” by 245m,
which reflected revaluations for the US and Singapore branches of Credit Suisse AG based on combined profit
forecasts following completion of the Transaction

.

Refer to Note 3w) for tax impacts on the pro forma condensed income statement for the year ended 31 December
2023 as well as other disclosures regarding taxation.

j)
An adjustment has been made to increase provisions by 200m, relating to a difference in policy between Credit Suisse
Parent Bank under U.S. GAAP and UBS Parent Bank under IFRS Accounting

Standards, where certain provisions are
measured using the low point in a range under U.S. GAAP but measured at a mid-point under IFRS Accounting
Standards (when each point in a range is as likely as any other). Refer to Note 3u) for the associated impact on the pro
forma condensed combined income statement for the year ended 31 December

2023.
k)
The Transaction is considered to be a contribution

by UBS Group AG of Credit Suisse AG’s

business that is merged,
under a common control basis, into UBS AG. The following Credit Suisse AG equity component reclassification
steps are required to effect the common control merger

(see “Common control merger equity component
reclassifications”

column

in the table below):
•
Equity balances in “Share capital”, “Retained earnings”

and “Other comprehensive income recognized directly
in equity, net of tax”

as of 31 May 2023, the Group merger date and when UBS AG and Credit Suisse AG were
brought under common control, are reclassified to “Share premium”.
•
Equity balances accumulating between the Group merger

date and 31 December 2023 are retained within their
original equity reserves and added across to the corresponding UBS AG equity balances, with the following
exceptions:
−
Foreign currency translation balances are reset to nil as of the Transaction date (as of 31 December 2023)
by analogy with what would be allowed for a first-time adopter of IFRS (given that, at the Transaction date,
the Credit Suisse AG financial information, on a carry-over basis is converted for the first time to IFRS).

Foreign currency translation balances, recorded in “Other comprehensive income recognized directly in
equity, net of tax”, are

therefore reclassified to “Share premium” as of 31 December 2023;

−
As the foreign currency translation reserve is being reset to zero, the foreign currency risk is deemed to not
exist and therefore the net investment hedge designation is not available between the Group merger date
and 31 December 2023. Therefore, the fair value changes of the hedging instruments (originally designated
as part of the net investment hedge program) would not be recorded as part of the net investment hedge
reserve, but rather in retained earnings. Net investment hedge balances that accumulated between the Group
merger date and the date of the Transaction

(which, for the purpose of the pro forma condensed combined
balance sheet is as of 31 December 2023), recognized in “Other comprehensive income recognized directly
in equity, net of tax”,

are therefore reclassified to “Retained earnings”.
1
Reflects the U.S. GAAP balance sheet for Credit Suisse

Parent Bank as of 31 December 2023 translated to US

dollars using a spot rate of 1.19
(CHF/USD) and reclassified to reflect UBS Parent Bank’s equity component presentation.
2
Cumulative equity component impacts from the above balance

sheet transaction accounting adjustments that affect “Equity attributable to
shareholders”.
l)
UBS Parent Bank has reviewed exposures and transactions with Credit Suisse Parent

Bank as of 31 December 2023 to
identify intercompany balance sheet and income statement amounts.

As a result, UBS Parent Bank has applied
intercompany asset and liability elimination adjustments of 22.2bn as summarized in the table below.

UBS Parent
Bank also aggregated the estimated long/short positions in trading securities in both UBS Parent Bank and Credit
Suisse Parent Bank by security (CUSIP/ISIN) and aggregated the positions into a single net asset/liability amount by
individual security. This

resulted in an estimated balance sheet asset and liability reduction of 689m as set out in the
table below. Refer to

Note 3x) for intercompany income statement eliminations.

Income statement
m) A
pro forma adjustment to decrease personnel expense by a net of 33m for the year ended 31 December 2023 has
been made.

This adjustment reflects the following:

i.
Credit Suisse Parent Bank’s and

UBS Parent Bank’s income statements

for the year ended 31 December
2023 include merger retention award expense from the

grant date of 12 June 2023, the date of the
acquisition of Credit Suisse Group,

to 31 December 2023. As the proforma condensed combined income statement has been prepared as if the Group merger occurred

on 1 January 2023, an estimate for an
additional five months of merger retention award

costs of 65m has been recognized in 2023 proforma
personnel expense.

ii.
Credit Suisse Parent Bank consolidated accounts under U.S. GAAP applied equity settled accounting for
share-based payments that it will settle using shares of its parent (rather than its own shares).

Under IFRS
Accounting Standards, a subsidiary delivering its parent’s

shares is required to treat such schemes as cash
settled. In addition, compensation expense has been retrospectively recalibrated to reflect the estimated
impact of a conversion from Credit Suisse Group AG shares to UBS Group

AG shares (leveraging the
conversion rate taken for the Group merger on 12

June 2023) as of 1 January 2023, with a consequential
decrease in share-based compensation expense of 98m for the year ended 31 December 2023. Refer to
Note 3e) for the respective balance sheet impact. This adjustment is non-recurring in nature.
n)
The Credit Suisse Bank Swiss pension plan has been accounted for as a defined contribution plan under U.S. GAAP,
and under IFRS Accounting Standards it is accounted for as a defined benefit plan. Personnel expenses include an
estimated pro forma adjustment of 194m for the year ended 31 December

2023 that reflects, primarily,

additional
expenses recognized under IFRS Accounting Standards to

align future Swiss pension benefits of the Credit Suisse
pension plan to the UBS pension plan.

o)
Under IFRS Accounting Standards, Day 1 gains on financial instruments,

after taking account of any valuation
adjustments, are recognized in the income statement only when their fair value is evidenced by an observable market
source. A similar restriction does not exist under U.S. GAAP.

On this basis, a debit adjustment of 65m has been
recognized in the pro forma condensed combined income statement for the year ended 31 December 2023.

p)
For the purpose of the condensed combined pro forma financial information,

differences between accounting for
expected credit losses between U.S. GAAP and IFRS Accounting Standards have been considered. Under U.S.
GAAP,

higher provisioning in comparison with IFRS Accounting Standards is driven by expected credit losses being
measured over a credit exposure’s

lifetime as opposed to the staging approach under IFRS Accounting

Standards.
Accordingly, a pro forma

reduction of 86m in estimated credit loss expense in the income statement has been made in
order to reduce the larger Credit Suisse Parent Bank U.S. GAAP expected credit loss expense on non-impaired
exposures to the lower IFRS Accounting Standards amount:

i.
68m decrease in credit loss expenses relating to non-impaired Loans and advances to customers
ii.
18m decrease in credit loss expenses relating to Provisions for qualifying off-balance sheet commitments
and guarantees that are not impaired.

Refer to Note 3h) for the respective balance sheet impact.
q)
General and administrative expenses for the year ended 31 December

2023 contain a 48m accrual for estimated costs
to effect the legal merger that are not yet reflected

the balance sheet as of 31 December 2023. Refer to Note 3c) for the respective balance sheet impact and further detail on this adjustment.

This adjustment is non-recurring in nature.
r)
Under U.S. GAAP,

recycling of own credit gains and losses to the income statement is recognized upon derecognition
of the related financial instrument. Under IFRS Accounting Standards there is no recycling to the income statement
and the balances are recognized, and remain in, retained earnings within equity. An estimated adjustment

of 123m for
the year ended 31 December 2023 has been made to reverse the gains recognized in the income statement under U.S.
GAAP for the Credit Suisse Parent Bank, reflected as a reduction to “Other net income from financial instruments
measured at fair value through profit or loss”.
s)
As mentioned in Note 3d), an expense of 697m has been recognized in “General and administrative expenses”

in
connection with the recognition of an onerous contract provision under IFRS Accounting

Standards.

This adjustment
is non-recurring in nature.
t)
As mentioned in Note 3g),

an expense of 100m

has been recognized in “General and administrative expenses” in connection with the recognition of real estate onerous contract provisions.

This adjustment is non-recurring in nature.
u)
As mentioned in Note 3j), an expense of 200m has been recognized in “General and administrative expenses” in
connection with the recognition of a provision. This adjustment is non-recurring in nature.
v)
The U.S. GAAP cash flow hedge Other Comprehensive Income (“OCI”) balance of the Credit Suisse Parent Bank
was set to zero as of the Group merger date, which, for the purpose of the pro forma condensed combined income
statement,

was as of 1 January 2023.

An adjustment has been made to “Net interest income” to reflect the reversal of an estimated 579m

loss related to the difference between the amortization

of cash flow hedge OCI under U.S. GAAP
and the estimated amount that would have been recognized for the for the year ended 31 December 2023 following
the reset of the cash flow hedge OCI balance to zero as of 1 January 2023.
w)
Income tax expense / (benefit) has been analyzed in light of the pre

-tax adjustments made in the unaudited condensed
combined pro forma income statement.

A pro forma credit adjustment of 30m has been reflected in “Tax expense /
(benefit)” in respect of estimated pre-tax pro forma adjustments that relate to legal entities whose tax positions give
rise to a tax impact,

and other tax adjustments.

As mentioned in Note 3i), a deferred tax benefit of 245m has been recognized in “Income tax expense / (benefit)” reflecting revaluations for the US and Singapore branches of Credit
Suisse AG based on combined profit forecasts following completion of the Transaction

.

All pro forma pre-tax adjustments for Credit Suisse Parent Bank full year ended 31 December 2023 have been
considered and no further tax expense or benefit has been recognized in connection with the pre-tax adjustments in
the pro forma condensed combined income statement as it is assumed that the other pre-tax adjustments will either not
be recognized for tax purposes, or they will generally relate to entities with tax losses carried forward that are not
recognized as deferred tax assets. Any changes to the pro forma condensed combined income statement for the year
ended 31 December 2023 in respect of these entities would, therefore, only affect the amount of their unrecognized
tax losses carried forward and would have no impact on their tax expenses or benefits for the year ended 31 December
2023. This assessment includes assumptions and represents UBS Parent Bank’s best estimate as to the likely tax
impacts. The assessment could change as further information becomes available, including how the entities and
businesses of Credit Suisse Parent Bank in each location will be reorganized,

receipt of revised profit forecasts for
those entities, and discussions with the relevant tax authorities.
x)
As mentioned in Note 3l), UBS Parent Bank has reviewed exposures and transactions with Credit Suisse Parent Bank
to identify intercompany balance sheet and income statement amounts.

The only material intercompany income
statement amounts impacting the line items presented relate to the remuneration of staff seconded from Credit Suisse
Parent Bank to UBS Parent Bank. Remuneration for such staff

is recognized by Credit Suisse Parent Bank in “Other
income”

while UBS Parent Bank records the equal and opposite expense in “General and administrative expenses”.
Accordingly, intercompany

secondment income and expense of 173m recognized during the year ended

31 December
2023 has been eliminated.

Refer to Note 3l) for intercompany balance sheet eliminations.